1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

May 6, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,575

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,575 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares International Dividend Growth ETF (the “Fund”), a series of the Trust.

The comments were provided to the Trust on March 18, 2016 and discussed with you in a telephone conversation on April 1, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund, unless otherwise noted. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: The narrative indicates that the Fund will pay “future distribution fees.” If so, under “Annual Fund Operating Expenses,” please explain why “Distribution and Service (12b-1) Fees” is None.

Response: The narrative under the section “Fees and Expenses” tracks the description in the Fund’s investment advisory agreement, which provides that BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses. The disclosure in the fee table under “Annual Fund Operating Expenses” states “None” under “Distribution and Service (12b-1) Fees” because the Fund does not expect to incur any such fees at this time.

Comment 2: Under “Annual Fund Operating Expenses,” please explain why “Other Expenses” are None. The narrative indicates that interest expenses, taxes, brokerage expenses, future distribution fees and extraordinary expenses in financial statements are to be paid by the Fund.

Response: The disclosure states “None” under “Other Expenses” because the Fund does not currently have any “Other Expenses” and does not expect to incur any “Other Expenses” at this time.

Comment 3: Please define “dividend dollars weighted.”

Response: The term “Dividend dollars weighted” refers to the process used by the index provider, Morningstar (the “Index Provider”), to weight constituent stocks for the Morningstar Global ex-US Dividend Growth Index (the “Underlying Index”). In order to be considered for inclusion in the Index, Morningstar selects stock that satisfy specified rules regarding dividend yield and consistency of dividend growth. Stocks selected for inclusion in the Index are then weighted according to the total amount of dividends paid on the securities or on the “available dividend dollar value” of each such constituent security. The “available dividend dollar value” of a security means the product of shares outstanding, free float factor and annual indicated dividend payable per share.

Comment 4: Under “Principal Investment Strategies,” please clarify why the Fund excludes the companies in the top decile based on dividend yield when you are an index of companies that have growing dividends. Is the theory that these companies won’t “grow” dividends because the payout is already so high?

Response: The Fund is an index tracking fund and seeks to track, as closely as possible, the Underlying Index. The Underlying Index is maintained and calculated by the Index Provider, which established its constituent selection criteria to exclude securities whose dividend yield is not in the top 10% of the universe, defined by the Index Provider’s methodology. This description is included in the Prospectus to inform potential investors of the composition of the Underlying Index. The Index Provider did not explain its rationale in establishing this selection criterion. As a result, no rationale as to why the Index Sponsor elected to establish that rule for Index selection has been included.

Comment 5: Please define “earnings payout ratio.”

Response: The earnings payout ratio refers to a constituent selection criteria used by the Index Provider in constituting the Index. The Index Provider defines “earnings payout ratio” as the ratio determined by dividing the forward 12-month indicated dividend by the forward 12-month earnings per share forecast. We believe that the meaning of the term is clear as used and, thus, respectfully decline to define the term in the Prospectus.

Comment 6: Do small-cap foreign companies typically pay dividends? If small-caps are included in the index, please consider adding a small-cap risk paragraph.

Response: As of March 31, 2016, the Underlying Index is comprised of less than 2% small-cap companies. Therefore, the Trust does not currently consider small-cap risk as a principal risk.

Comment 7: Please clarify what is meant by “Components of the Underlying Index primarily include consumer discretionary, consumer staples, financials and healthcare companies.” For example, is more than 50% of the Underlying Index currently comprised of these sectors?

Response: The consumer discretionary, consumer staples, financials and healthcare sectors are currently the sectors with the largest respective weights in the Underlying Index. As of March 21, 2016, companies from these sectors comprise approximately 70% of the Underlying Index.

Comment 8: We suggest adding the risk of investing in emerging market countries as a principal risk factor.

Response: As of March 31, 2016, the Underlying Index is comprised of less than 10% emerging markets companies. Therefore, the Trust does not currently consider the risk of investing in emerging markets as a principal risk of the Fund.

Comment 9: Please provide additional disclosure regarding Concentration Risk with respect to Authorized Participants. Concentration Risk may be heightened because international ETFs often require Authorized Participants to post collateral, which only certain Authorized Participants are able to do.

Response: The Trust respectfully believes that no additional disclosure is necessary under “Concentration Risk,” which is limited to addressing the risk of the Fund’s concentration in a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. The Trust notes that the Prospectus includes a specific “Authorized Participant Concentration Risk,” which states: “Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a premium or discount to NAV and possibly face trading halts and/or delisting.”

Comment 10: If mid and small-cap investing is a part of the Fund’s principal investment strategy, the risks of such investments should be described.

Response: The Trust confirms that mid and small-cap investing are currently not principal investment strategies for the Fund. Should this change in the future, the Trust will add appropriate disclosure to the Fund’s registration statement.

Comment 11: In the sentence under “Tax Information,” please consider adding a clause to the effect that there may be taxation of distributions should an investor withdraw from a tax deferred arrangement. For example, consider including the following at the end of the sentence: “in which case, your distributions generally will be taxed when withdrawn.”

Response: As suggested, the Trust has added the requested language provided as an example.

Comment 12: We suggest that you consider adding a statement that the Prospectus and the SAI are available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. As you note, the prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the 1940 Act. Please also include the required information about prompt delivery. See Instructions 2 and 3 to Item 1(b) of Form N-1A.

Response: The Trust respectfully declines to add the language discussed in Instructions 1 and 2 to Item 1(b), but will consider adding the language in the future. The Trust notes that including this information on the back cover page is not required by Form N-1A, as Instruction 1 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 2 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Trust further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin
Benjamin Haskin

cc: Deepa Damre, Esq.
Josh Banerje, Esq.
Katherine Drury
Michael Gung
Seong Kim